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                         Warp Technology Holdings, Inc.
                               151 Railroad Avenue
                               Greenwich, CT 06830

                                                             Ernest C. Mysogland
Office (203) 422-2950                                      Chief Legal Officer &
Fax (203) 422-5329                                      Executive Vice President

                                         July 20, 2005

VIA EDGAR CORRESPONDENCE
AND FACSIMILE

Mr. Daniel Lee
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549


        Re:  WARP Technology Holdings, Inc.
             Registration Statement on Form S-2 (Originally filed April 5, 2005) File No. 333-123864

Dear Mr. Lee:

Pursuant to Rule 461 of the Securities Act of 1933, on behalf of Warp Technology Holdings, Inc., a Nevada corporation ("Warp"), I hereby request that the effective date of the above-referenced registration statement be accelerated so that it shall become effective at 5:00 on July 22, 2005 or as soon as practicable thereafter.

Warp hereby acknowledges that

     o should the Commission or the staff, acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced registration statement effective, does not relieve Warp from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced registration statement; and

     o Warp may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration of this matter.


                                                        Sincerely,

                                                        /s/ Ernest C. Mysogland

                                                        Ernest C. Mysogland